Form 6-K
No. (3)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: October 27, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, October 25, 2006 Page 1 of 22

Interim Report January — September, 2006
Stockholm, October 25, 2006
· Net sales increased to SEK 75,962m (72,050) and income for the period from continuing operations amounted to SEK 1,213m (485), or SEK 4.16 (1.67) per share
· European appliances results lower due to unfavourable change in mix
· North American appliances sales up and margin stable
· Floor-care products continue to grow and perform well
· Solid results for appliances in Latin America
· Negative trend in raw-material prices affected results for the quarter
· Board proposes redemption of shares at SEK 20 per share totalling approximately SEK 5,600m
· Group outlook for 2006 unchanged

				Nine	Nine
	Q3	Q3	Change	months	months	Change
SEKm	2006	2005	%	2006	2005	%

Continuing operations:
Net sales	26,087	25,951	0.5	75,962	72,050	5.4
Operating income1)	685	151	353.6	2,002	1,400	43.0
Operating income, excluding items affecting comparability	1,136	1,033	10.0	2,580	2,282	13.1
Margin, %	4.4	4.0		3.4	3.2
Income after financial items	684	-49	N/A	1,854	997	86.0
Income after financial items, excluding items affecting comparability	1,135	833	36.3	2,432	1,879	29.4
Margin, %	4.4	3.2		3.2	2.6
Income for the period	440	-263	N/A	1,213	485	150.1
Income for the period, excluding items affecting comparability	809	595	36.0	1,732	1,343	29.0
Earnings per share, SEK2)	1.54	-0.90	N/A	4.16	1.67	149.1
Value creation	565	308	257	798	269	529
Return on net assets, %				15.5	9.8
Return on net assets, excluding items affecting comparability, %				15.9	13.6

Total, including discontinued operations:3)
Income for the period	440	153	187.6	2,412	2,203	9.5
Earnings per share, SEK2)	1.54	0.53	190.6	8.27	7.57	9.2

1)	Operating income includes items affecting comparability in the amount of SEK -451m (-882) for the third quarter 2006 and SEK -578m (-882) for the first nine months.

2)	Before dilution, based on an average of 285.8 (291.2) million shares for the third quarter after buy-backs and 291.6 (291.2) for the first nine months. For earnings per share after dilution, see page 12.

3)	Discontinued operations include the period January-May for 2006 and January-September for 2005.

Interim report April — June 2005 / Stockholm, July 19, 2005

The Group’s Outdoor Products operations were distributed under the name of Husqvarna to the Electrolux shareholders in June 2006. The results for these operations are included in this interim report for the period January-May, 2006. The Husqvarna results are excluded from the sales and expense lines of the income statement and reported as a single net in the item “Income for the period from discontinued operations”.
Electrolux applies International Financial Reporting Standards (IFRS) as adopted by the European Union. This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting, and RR 31 from the Swedish Financial Accounting Standards Council. There are no changes in the Group’s accounting and valuation principles compared with the accounting and valuation principles described in Note 1 of the Annual Report 2005. IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, has been applied for the accounting of the Husqvarna operations as described above and further on page 21.
Net sales and income
Third quarter
Net sales for the Electrolux Group in the third quarter of 2006 amounted to SEK 26,087m as against
SEK 25,951m in the previous year. Sales were positively impacted by changes in volume/price/mix, while changes in exchange rates had a negative impact.

Changes in net sales	Q3
%	2006

Changes in Group structure	0.0
Changes in exchange rates	-2.2
Changes in volume/price/mix	2.7

Total	0.5

Operating income increased to SEK 685m (151), corresponding to 2.6% (0.6) of net sales. Income after financial items improved to SEK 684m (-49), which corresponds to 2.6% (-0.2) of net sales. Income for the period from continuing operations increased to SEK 440m (-263), corresponding to SEK 1.54 (-0.90) in earnings per share.
There was no income from discontinued operations in the third quarter (416). Discontinued operations refers to the former Outdoor Products operations and includes the period January-May, 2006. Income for the period including discontinued operations amounted to SEK 440m (153), corresponding to SEK 1.54 (0.53) in earnings per share. For information on accounting principles for discontinued operations, see page 21.
Income excluding items affecting comparability
The above-mentioned operating income figure for the third quarter of 2006 includes items affecting comparability in the amount of SEK -451m (-882). This includes a charge of SEK -302m for the previously announced closure of the appliance factories in Adelaide, Australia, as well as a capital loss of SEK -173m for the divestment of the 50% stake in Nordwaggon AB, Sweden. Reversal of unused restructuring provisions amounted to SEK 24m. More information can be found on page 10 and in the table on page 12.
Excluding items affecting comparability, operating income for the third quarter of 2006 increased by 10.0% to SEK 1,136m (1,033), corresponding to 4.4% (4.0) of net sales. Income after financial items increased by 36.3% to SEK 1,135m (833), representing 4.4% (3.2) of net sales. Income for the period from continuing operations increased by 36.0% to SEK 809m (595), corresponding to SEK 2.81 (2.04) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the third quarter of 2005, including both translation and transaction effects, had a positive impact of SEK 78m on operating income.

Transaction effects net of hedging contracts amounted to SEK 86m, mainly due to the strengthening of the Euro against several other currencies. Translation of income statements in subsidiaries had an effect of SEK -9m.
The effect of changes in exchange rates on income after financial items amounted to SEK 63m.
Financial net
Net financial items for the third quarter improved to SEK -1m compared to SEK -200m for the same period in the previous year. The improvement is mainly due to lower net borrowings.
First nine months of 2006
Net sales for the Electrolux Group in the first nine months of 2006 increased to SEK 75,962m as against SEK 72,050m in the previous year. Sales were positively impacted by changes in volume/price/mix as well as exchange rates.

Nine
Changes in net sales	months
%	2006

Changes in Group structure	-0.5
Changes in exchange rates	2.5
Changes in volume/price/mix	3.4

Total	5.4

Operating income increased by 43.0% to SEK 2,002m (1,400), corresponding to 2.6% (1.9) of net sales. Income after financial items improved to SEK 1,854m (997), which corresponds to 2.4% (1.4) of net sales. Income for the period from continuing operations increased to SEK 1,213m (485), corresponding to SEK 4.16 (1.67) in earnings per share.
Income for the period including discontinued operations amounted to SEK 2,412m (2,203), corresponding to SEK 8.27 (7.57) in earnings per share. Income from discontinued operations refers to the former Outdoor Products operations and amounted to SEK 1,199m (1,718).
Income excluding items affecting comparability
The above-mentioned operating income figures for the first nine months of 2006 include items affecting comparability in the amount of SEK -578m (-882). More information can be found in the table on page 12.
Excluding items affecting comparability, operating income for the first nine months of 2006 increased by 13.1% to SEK 2,580m (2,282), corresponding to 3.4% (3.2) of net sales. Income after financial items improved by 29.4 % to SEK 2,432m (1,879), representing 3.2% (2.6) of net sales. Income for the period from continuing operations increased by 29.0% to SEK 1,732m (1,343), corresponding to SEK 5.94 (4.61) in earnings per share.
Effects of changes in exchange rates
Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a positive impact of SEK 148m on operating income. Transaction effects net of hedging contracts amounted to SEK 112m. Translation of income statements in subsidiaries had an effect of SEK 36m.
The effect of changes in exchange rates on income after financial items amounted to SEK 125m.
Financial net
Net financial items for the first nine months of 2006 improved to SEK -148m compared to SEK -403m for the same period in the previous year. The improvement is mainly due to the decrease in net borrowings following the allocation of debt to the Outdoor Products operations.

Outlook — for full year 2006*
The outlook is unchanged from when it was first reported in February 2006:
Market demand for appliances in 2006 is expected to show some growth in both Europe and North America as compared to 2005. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue.
Operating income for the Electrolux Indoor Products operations in 2006 is expected to be somewhat higher than in 2005, excluding items affecting comparability.
*) Please note that the outlook relates only to the Indoor operations.
Cash flow
Cash flow from operations and investments in the third quarter of 2006 declined compared with the same period in the previous year and was mainly related to operating assets and liabilities. Cash flow from operations excluding change in operating assets and liabilities increased as a result of the improved earnings. The decline in operating assets and liabilities was primarily due to increased trade receivables related to growth in sales and changes in customer mix.
Cash flow from investments improved over the third quarter of the previous year. Capital expenditure decreased in the quarter. Capital expenditure mainly referred to major appliances within Europe and investments in new plants in low-cost countries.
Cash flow from operations and investments increased significantly in the first nine months of 2006 over the previous year. The increase reflects a significant improvement in inventory and accounts payable as well as the proceeds of the divestment of the operations of Electrolux Financial Corporation in the US. The reduction of extra inventory following the closure of the American Greenville plant was an important factor.

			Nine	Nine
Cash flow from continuing operations	Q3	Q3	months	months	Full year
SEKm	2006	2005	2006	2005	2005

Cash flow from operations, excluding change in operating assets and liabilities	1,580	1,354	3,359	3,429	5,266
Change in operating assets and liabilities	-946	66	-635	-2,537	-1,804

Cash flow from operations	634	1,420	2,724	892	3,462
Divestment of operations	-154	-359	1,064	-359	-370
Capital expenditure in tangible fixed assets	-770	-1,007	-2,140	-2,532	-3,654
Other	-101	-179	-177	-438	-461

Cash flow from investments	-1,025	-1,545	-1,253	-3,329	-4,485

Cash flow from operations and investments	-391	-125	1,471	-2,437	-1,023

Financial position
Equity
Total equity as of September 30, 2006, amounted to SEK 18,303m (25,706), which corresponds to SEK 64.95 (88.22) per share. Return on equity for the first nine months of 2006 was 14.0% (11.8). Excluding items affecting comparability, return on equity was 17.0% (16.5).

Net borrowings
Net borrowings decreased to SEK -504m (6,024) as a result of the allocation of debt to the Outdoor Products operations and the strong cash flow from operations that the Group generated in the first nine months of 2006. The net debt/equity ratio was -0.03 (0.23). The equity/assets ratio was 30.9% (33.1).

Net borrowings	Sept. 30,	Sept. 30,	Dec. 31,
SEKm	2006	2005	2005

Interest-bearing liabilities	9,112	11,976	8,914
Liquid funds	9,616	5,952	5,940

Net borrowings	-504	6,024	2,974
Net debt/equity ratio	-0.03	0.23	0.11
Equity/assets ratio, %	30.9	33.1	33.8

The balance sheet items for 2005 are given in the Interim Report in accordance with the historical financial statements. In accordance with International Financial Reporting Standards, previous periods have not been adjusted for the distributed Outdoor Products operations. In the table below, working capital and net assets for the Electrolux Group’s current operations are presented, exclusive of the Outdoor Products operations.

		Sept. 30,		Dec. 31,
		excluding		excluding
Working capital and net assets	Sept. 30,	Outdoor	Sept. 30,	Outdoor	Dec. 31,
SEKm	2006	2005	2005	2005	2005

Inventories	12,392	13,591	18,350	12,342	18,606
Trade receivables	21,571	20,933	25,548	20,944	24,269
Accounts payable	-15,299	-14,126	-17,054	-14,576	-18,798
Provisions	-13,292	-13,692	-14,628	-14,945	-15,609
Prepaid and accrued income and expenses	-6,800	-7,166	-8,133	-6,971	-7,762
Taxes and other assets and liabilities	-2,279	-996	-1,242	-593	-737

Working capital	-3,707	-1,456	2,841	-3,799	-31

Property, plant and equipment	14,287	15,011	18,642	14,776	18,622
Goodwill	2,024	2,148	3,835	2,144	3,872
Other non-current assets	3,552	3,302	3,926	3,540	4,169
Deferred tax assets and liabilities	1,339	1,829	1,747	1,281	1,533

Net assets	17,495	20,834	30,991	17,942	28,165

Return on net assets, %	15.5	9.8	17.4	5.4	13.0
Return on net assets, excluding items affecting comparability, %	15.9	13.6	19.4	17.8	20.6
Value creation, SEKm	798	269	1,863	1,305	2,913

Figures for the previous year in the comments below concerning working capital, net assets and value created are excluding Outdoor Products operations according to the table above.
Working capital
Working capital as of September 30, 2006, amounted to SEK -3,707m (-1,456), corresponding to -3.6% (-1.4) of annualized net sales. Inventories amounted to SEK 12,392m (13,591) and trade receivables to SEK 21,571m (20,933), corresponding to 11.9% (13.0) and 20.7% (20.0) of annualized net sales, respectively. Accounts payable amounted to SEK 15,299m (14,126), corresponding to 14.7% (13.5) of annualized net sales.
Net assets and return on net assets
Net assets as of September 30, 2006, amounted to SEK 17,495m (20,834). Average net assets for the period decreased to SEK 17,197m (19,132). Adjusted for items affecting comparability, average net assets amounted to SEK 21,604m (22,374), corresponding to 21.3% (23.3) of net sales. Items affecting comparability includes restructuring provisions and the adjustment of pension liabilities in accordance with minimum liability in the US for 2002 and 2003 as well as the non-recurring effect of implementing the new accounting standard RR 29, Employee Benefits, in 2004. The return on net assets was 15.5% (9.8), and 15.9% (13.6), excluding items affecting comparability.
Value created
Value creation is the primary financial performance indicator for measuring and evaluating financial performance within the Group. The model links operating income and asset efficiency with the cost of the capital employed in operations. The model measures and evaluates profitability by region, business area, product line, or operation.
Total value created during the first nine months of 2006 was SEK 798m as compared to SEK 269m in the previous year, excluding the outdoor operations. The WACC rate for 2006 was computed at 11% as compared to 12% for 2005. The change in WACC rate had a positive impact of SEK 162m on value created in 2006. The capital-turnover rate was 4.45 (4.29).
Distribution of funds to shareholders
Repurchase and transfer of own shares
As in previous years, the Annual General Meeting 2006 authorized the Board of Directors to acquire and transfer own shares. The purpose of the repurchase program is to continuously enable adapting of the Group’s capital structure, thus contributing to increased shareholder value. Shares may be acquired on the condition that, following each repurchase transaction, the company holds a maximum of 10% of the total number of shares.
In the first nine months of 2006 15,300,000 shares were repurchased. Senior managers purchased 4,022,478 B-shares from Electrolux under the terms of the employee stock option programs. As of September 30, 2006, Electrolux held 27,098,761 B-shares, corresponding to 8.8% of the total number of outstanding shares. See table on page 16.
Proposed redemption of shares
On the basis of the strong balance sheet after the spin-off of Husqvarna, the Board of Directors proposes that a procedure for mandatory share redemption be approved by an Extraordinary General Meeting. The proposed redemption is SEK 20 per share. This corresponds to a total cash distribution of approximately SEK 5,600m to Electrolux shareholders, in addition to the ordinary dividend and the ongoing share buy-back program.
The mandatory redemption proposal is subject to approval at an Extraordinary General Meeting, which is scheduled for December 2006. Payment of the redemption amount is scheduled for early January 2007. A notice with detailed information will be distributed in the near future.

Operations by business area during the third quarter
Changes in net sales and operating income by business area in comparable currencies are given on page 17.
Consumer Durables, Europe

			Nine	Nine
Consumer Durables, Europe	Q3	Q3	months	months	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	11,226	11,206	31,561	31,253	43,755
Operating income	672	714	1,453	1,616	2,602
Operating margin, %	6.0	6.4	4.6	5.2	5.9

Industry shipments of core appliances		Nine
in Europe	Q3	months
Units, year-on-year, %	2006	2006

Western Europe	+1.4	+2.0
Eastern Europe (excluding Turkey)	+6.2	+5.6

Total Europe	+2.6	+2.8

Total industry shipments of core appliances in Europe increased by almost 3% over the third quarter of 2005. Shipments rose by 1% in Western Europe and 6% in Eastern Europe. The refrigeration product category led growth in the European market during the hot summer.
Group sales of core appliances in Europe in the third quarter were in line with the previous year, despite higher sales volumes. Sales were negatively impacted by changes in product mix due to lower market shares in high-value segments resulting from the strike in Nuremberg, Germany, as well as changes in exchange rates. Operating income declined somewhat, reflecting increased brand spend, higher costs for raw materials and the unfavorable change in product mix. Restructuring is proceeding according to plan and production is being moved rapidly to the Group’s appliance factories in low-cost countries. Cost-cutting programs continued to offset price increases in raw materials. In the third quarter, the Group began the launch of a new, innovative product range. The launch, which will continue into 2007, covers all product categories within core appliances. The Group’s market share improved somewhat over the second quarter of 2006.
The market for floor-care products in Europe increased by 3% over the third quarter last year. Group sales increased significantly on the basis of strong sales volumes for vacuum cleaners. Market shares increased. Operating income declined, however. The decline is traceable to a charge in the third quarter for warranty costs related to a defective product within small domestic appliances.

Consumer Durables, North America

			Nine	Nine
Consumer Durables, North America	Q3	Q3	months	months	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	9,216	9,553	27,600	25,204	35,134
Operating income	333	290	929	808	1,444
Operating margin, %	3.6	3.0	3.4	3.2	4.1

Industry shipments of appliances		Nine
in the US	Q3	months
Units, year-on-year, %	2006	2006

Core appliances	-3.0	+1.6
Major appliances	-8.9	+4.1

Industry shipments of core appliances in the US decreased by 3% in comparison with the corresponding quarter of 2005. Shipments of major appliances, which includes room air-conditioners and microwave ovens, declined by 9%. The trend for industry shipments of core appliances during the first nine months was positive in comparison with last year.
Group sales of major appliances in North America declined in the third quarter due to changes in exchange rates. Sales of freezers and cooking equipment increased and improved the Group’s leading market position in these product categories. The Group’s position in the market for washing machines has stabilized after a period of intense competition and price pressure. Operating income in the third quarter was marginally higher and operating margin improved slightly. The startup of the Juarez factory in Mexico is proceeding according to plan. However, savings were adversely impacted by temporary disturbances resulting from problems with components supplies as well as increased transportation costs due to higher fuel prices. Higher raw material prices throughout the Group’s operations in North America had an adverse effect.
The market for floor-care products in the US recovered from a downturn earlier in the year, and shipments for the third quarter were at the same level as in the previous year. Group sales increased over 2005. Operating income improved substantially due to lower costs for materials, increased sourcing from low-cost countries, and an improved product mix. A new set-up for sales of accessories had a positive impact on results in the third quarter.
Consumer Durables, Latin America

			Nine	Nine
Consumer Durables, Latin America	Q3	Q3	months	months	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	1,913	1,381	5,379	4,002	5,819
Operating income	83	26	236	11	123
Operating margin, %	4.3	1.9	4.4	0.3	2.1

Unit shipments of major appliances in Brazil rose by 34% as compared with the third quarter of last year. Brazil is the Group’s major market in Latin America.
Group sales in Latin America showed strong growth, rising by 39% in the third quarter, mainly due to higher volumes. The unusual growth rate was partly traceable to depletion of retail inventories during the third quarter of last year. Operating income improved significantly in comparison with 2005 due to strong volume increases. Higher capacity utilization and better customer and product mixes also contributed to the improvement.

Consumer Durables, Asia/Pacific

			Nine	Nine
Consumer Durables, Asia/Pacific	Q3	Q3	months	months	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	2,101	2,240	6,391	6,834	9,276
Operating income	58	0	65	-29	13
Operating margin, %	2.8	0.0	1.0	-0.4	0.1

Australia and New Zealand
Market demand for major appliances in Australia increased in the third quarter in comparison with the corresponding period last year.
Group sales in the region increased in local currency due to strong sales growth for front-load washing machines and positive market response to recent product launches but declined in SEK. Operating income improved due to higher volumes, an improved product mix and savings resulting from previous restructuring.
China
Market statistics for shipments of major appliances in China indicate continued good growth in the third quarter. Group sales of major appliances declined, reflecting the strategy that includes exiting unprofitable retail outlets, which is now largely completed. Operating loss was greater in the third quarter in comparison with last year, mainly due to lower volumes and higher outlays for promotion in connection with product launches.
Professional Products

			Nine	Nine
Professional Products	Q3	Q3	months	months	Full year
SEKm	2006	2005	2006	2005	2005

Net sales	1,605	1,563	4,942	4,733	6,686
Operating income	127	117	353	305	463
Operating margin, %	7.9	7.5	7.1	6.4	6.9

Demand in Europe for both food service equipment and laundry equipment is estimated to have increased in the third quarter in comparison with the corresponding period last year.
Group sales of food-service equipment declined slightly in the third quarter despite higher volumes. Operating income improved, mainly due to increased prices and lower costs for marketing and administration.
Sales of laundry equipment in the third quarter increased due to higher volumes. Operating income was in line with the previous year. The transfer of production from Denmark to Thailand was completed in the third quarter.

Structural changes
As previously announced, the Group has decided to scale back production in Australia, which will include closing the washer/dryer and dishwasher plants in Adelaide over the next 18 months. Production will be moved gradually to other Electrolux factories. The dishwasher plant will close at the end of April next year and the washer/dryer plant by the end of the first quarter of 2008. Approximately 500 employees will be affected by the closures, which are part of the ongoing restructuring program that was announced in 2005. The closures involve a total cost of SEK 302m, which was taken as a charge against operating income in the third quarter of 2006, within items affecting comparability.
As previously announced, Electrolux has signed an agreement on July 17, 2006, for divestment of the Group’s 50% stake in Nordwaggon AB to Transwaggon AB. The transaction involved a capital loss of SEK -173m, which was taken as a charge against operating income in the third quarter of 2006, within items affecting comparability. Nordwaggon is a Swedish-based railcar operator that was owned 50% by Electrolux and 50% by the Swedish state-owned AB Swedcarrier. Electrolux entered into this partnership in 1984 in order to fulfill a need for special-purpose railcars. Swedcarrier was a party to the transaction and has divested its 50% stake in Nordwaggon to Transwaggon. With the transaction, Electrolux was released from letters of support, issued jointly with Swedcarrier, for loans and leasing agreements totalling SEK 1,400m.
Other items
Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.
As of September 30, 2006, the Group had a total of 1,505 cases pending, representing approximately 8,350 plaintiffs. A total of 407 new cases with approximately 520 plaintiffs were filed and 64 pending cases with approximately 220 plaintiffs were resolved during the third quarter of 2006. Approximately 6,480 of the plaintiffs relate to cases pending in the state of Mississippi.
Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.
Nomination Committee for the Annual General Meeting 2007
In accordance with the decision by the Annual General Meeting in April 2006, Electrolux shall have a Nomination Committee consisting of representatives of each of the four largest shareholders in terms of voting rights, and the Chairman of the Electrolux Board.
Börje Ekholm, President and CEO of Investor, is the Chairman of the Nomination Committee. The other members are Ramsay J. Brufer, Alecta Mutual Pension Insurance, Carl Rosén, Second Swedish National Pension Fund, Annika Andersson, Fourth Swedish National Pension Fund, and Michael Treschow, Chairman of Electrolux.

The Nomination Committee will prepare proposals for the AGM in 2007, including Chairman of the AGM, Board members, Chairman of the Board, remuneration for Board members and the Nomination Committee for the following year.
Shareholders who wish to submit proposals to the Nomination Committee should send an e-mail to nominationcommittee@electrolux.com
Stockholm, October 25, 2006
Hans Stråberg
President and CEO

Review Report
We have reviewed the Interim Report for the period January 1 to September 30, 2006, for AB Electrolux (publ). Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express a conclusion on this interim financial information based on our review.
We conducted our review in accordance with the Standard on Review Engagements SÖG 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.
Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not, in all material respects, in accordance with IAS 34 and the Annual Accounts Act.
Stockholm, October 25, 2006
PricewaterhouseCoopers AB

Peter Clemedtson	Dennis Svensson
Authorized Public Accountant	Authorized Public Accountant
Partner in Charge

Consolidated income statement

			Nine	Nine
			months	months	Full year
SEKm	Q3 2006	Q3 2005	2006	2005	2005

Net sales	26,087	25,951	75,962	72,050	100,701
Cost of goods sold	-20,159	-19,876	-58,607	-55,406	-77,270

Gross operating income	5,928	6,075	17,355	16,644	23,431
Selling expenses	-3,761	-3,740	-11,413	-10,858	-14,635
Administrative expenses	-1,052	-1,313	-3,396	-3,657	-4,945
Other operating income/expenses	21	11	34	153	173
Items affecting comparability	-451	-882	-578	-882	-2,980

Operating income*	685	151	2,002	1,400	1,044
Margin, %	2.6	0.6	2.6	1.9	1.0

Financial items, net	-1	-200	-148	-403	-550

Income after financial items	684	-49	1,854	997	494
Margin, %	2.6	-0.2	2.4	1.4	0.5
Taxes	-244	-214	-641	-512	-636

Income for the period from continuing operations	440	-263	1,213	485	-142
Income for the period from discontinued operations	0	416	1,199	1,718	1,905
Income for the period	440	153	2,412	2,203	1,763
Attributable to:
Equity holders of the Parent Company	440	153	2,412	2,203	1,763
Minority interest in income for the period	0	0	0	0	0

* Operating income includes:
Depreciation and amortization	-668	-636	-2,062	-1,855	-2,583

Operating income for the divested operation in India	—	—	—	-48	-48

Continuing operations
Earnings per share, SEK	1.54	-0.90	4.16	1.67	-0.49
Diluted, SEK	1.52	-0.90	4.13	1.66	-0.49

Total
Earnings per share, SEK	1.54	0.53	8.27	7.57	6.05
Diluted, SEK	1.52	0.52	8.22	7.53	6.01
Number of shares after buy-backs, million	281.8	291.4	281.8	291.4	293.1
Average number of shares after buy-backs, million	285.8	291.2	291.6	291.2	291.4
Diluted	287.7	292.4	293.5	292.4	293.2

Items affecting comparability

			Nine	Nine
			months	months	Full year
SEKm	Q3 2006	Q3 2005	2006	2005	2005

Restructuring provisions and write-downs
Appliances plant in Torsvik, Sweden	—	—	-43	—	—
Appliances plant in Nuremberg, Germany	—	—	-145	—	-2,098
Appliances, Europe	—	-463	—	-463	-495
Appliances plants in Adelaide, Australia	-302	—	-302	—	—
Reversal of unused restructuring provisions	24	—	24	—	32
Capital gain/loss on divestments
Divestment of Electrolux Financial Corp., USA	—	—	61	—	—
Divestment of 50% stake in Nordwaggon AB, Sweden	-173	—	-173	—	—
Divestment of Indian operation	—	-419	—	-419	-419

Total	-451	-882	-578	-882	-2,980

Consolidated balance sheet

SEKm	Sept. 30, 2006	Sept. 30, 2005	Dec. 31, 2005

Assets
Property, plant and equipment	14,287	18,642	18,622
Goodwill	2,024	3,835	3,872
Other intangible assets	1,804	2,157	2,228
Non-current derivatives	66	128	118
Other non-current assets	4,132	4,719	4,891

Total non-current assets	22,313	29,481	29,731
Inventories	12,392	18,350	18,606
Trade receivables	21,571	25,548	24,269
Other current assets	3,461	4,741	4,488
Current derivatives	209	315	421
Short-term investments	869	171	623
Cash and cash equivalents	8,118	4,972	4,420

Total current assets	46,620	54,097	52,827

Total assets	68,933	83,578	82,558

Equity and liabilities
Total equity attributable to equity holders of the Parent Company	18,302	25,705	25,887
Minority interests	1	1	1

Total equity	18,303	25,706	25,888
Long-term borrowings	4,641	5,244	5,257
Non-current derivatives	1	0	6
Deferred tax liabilities	1,045	1,203	1,417
Provisions for pensions and other post-employment benefits	6,957	8,792	8,226
Long-term provisions	4,391	3,512	4,377

Total non-current liabilities	17,035	18,751	19,283
Accounts payable	15,299	17,054	18,798
Tax liabilities	1,748	1,547	1,123
Short-term liabilities	10,281	11,761	11,006
Short-term borrowings	4,110	5,808	3,076
Current derivatives	213	627	378
Other provisions	1,944	2,324	3,006

Total current liabilities	33,595	39,121	37,387

Total equity and liabilities	68,933	83,578	82,558

Contingent liabilities	530	1,287	1,302

Consolidated cash flow statement

			Nine	Nine
			months	months	Full year
SEKm	Q3 2006	Q3 2005	2006	2005	2005

Operations
Income after financial items	684	-49	1,854	997	494
Depreciation and amortization	668	636	2,062	1,855	2,583
Capital gain/loss included in operating income	173	419	112	419	419
Restructuring provisions	-128	423	-416	162	2,164
Share-based compensation	27	17	64	46	88
Change in accrued and prepaid interest	74	96	-36	131	58
Taxes paid	82	-188	-281	-181	-540

Cash flow from operations, excluding change in operating assets and liabilities	1,580	1,354	3,359	3,429	5,266

Change in operating assets and liabilities
Change in inventories	211	421	-635	-2,231	-935
Change in trade receivables	-2,168	-958	-1,050	-1,308	-1,749
Change in other current assets	201	296	-182	-47	253
Change in accounts payable	552	-376	1,341	-138	190
Change in other operating liabilities and provisions	258	683	-109	1,187	437

Cash flow from operating assets and liabilities	-946	66	-635	-2,537	-1,804

Cash flow from operations	634	1,420	2,724	892	3,462

Investments
Divestment of operations	-154	-359	1,064	-359	-370
Capital expenditure in property, plant and equipment	-770	-1,007	-2,140	-2,532	-3,654
Capitalization of product development and software	-29	-131	-461	-346	-405
Other	-72	-48	284	-92	-56

Cash flow from investments	-1,025	-1,545	-1,253	-3,329	-4,485

Total cash flow from operations and investments	-391	-125	1,471	-2,437	-1,023

Financing
Change in short-term investments	2,926	1,078	25	505	-122
Change in borrowings	506	-237	216	1,022	-933
Dividend	—	—	-2,222	-2,038	-2,038
Sale and repurchase of shares, net	-933	34	-1,029	35	355

Cash flow from financing	2,499	875	-3,010	-476	-2,738

Cash flow from continuing operations	2,108	750	-1,539	-2,913	-3,761

Cash flow from discontinued operations
Cash flow from operations	—	2,683	-2,081	1,858	3,078
Cash flow from investments	—	-302	-727	-968	-1,342
Cash flow from financing	—	-2,346	8,504	-845	-1,597

Cash flow from discontinued operations	—	35	5,696	45	139

Total cash flow	2,108	785	4,157	-2,868	-3,622
Cash and cash equivalents at beginning of period	6,063	4,360	4,420	7,675	7,675
Exchange-rate differences	-53	-173	-459	165	367
Cash and cash equivalents at end of period	8,118	4,972	8,118	4,972	4,420

Change in net borrowings
Total cash flow, excluding change in loans and other liquid funds	-1,324	2,290	3,916	-3,550	-970
Net borrowings at beginning of period	2,245	-8,535	-2,974	-1,141	-1,141
Exchange-rate differences referring to net borrowings	-417	221	-438	-1,333	-863
Net borrowings at end of period	504	-6,024	504	-6,024	-2,974

Change in total equity

	Nine	Nine
	months	months	Full year
SEKm	2006	2005	2005

Opening balance	—	23,636	23,636
Effects of implementing IAS 39	—	-2	-2

Adjusted opening balance	25,888	23,634	23,634
Available for sale instruments	-8	0	24
Change in revaluation and hedge reserve	542	-37	-606
Translation differences	-1,648	1,863	2,717
Share-based compensation	64	46	72

Transactions recognized directly in equity	-1,050	1,872	2,207

Income for the period	2,412	2,203	1,763

Total recognized income and expenses for the period	1,362	4,075	3,970

Divestment of minority	—	—	-9
Repurchase and sale of shares	-1,029	35	331
Dividend payment	-2,222	-2,038	-2,038
Dividend of Husqvarna shares	-5,696	—	—

Total transactions with equity holders	-8,947	-2,003	-1,716

Closing balance	18,303	25,706	25,888

Key ratios1)

			Nine	Nine
			months	months	Full year
	Q3 2006	Q3 2005	2006	2005	2005

Continuing operations:
Earnings per share, SEK 2)	1.54	-0.90	4.16	1.67	-0.49
Excluding items affecting comparability, SEK	2.81	2.04	5.94	4.61	9.28
Return on net assets, %	—	—	15.5	9.8	5.4
Excluding items affecting comparability, %	—	—	15.9	13.6	17.8
Capital expenditure, SEKm	-770	-1,007	-2,140	-2,532	-3,654
Average number of employees	55,938	58,308	55,014	58,372	57,858

Including discontinued operations:
Return on equity, %	—	—	14.0	11.8	7.0
Excluding items affecting comparability, %	—	—	17.0	16.5	18.3
Net debt/equity ratio	—	—	-0.03	0.23	0.11

1) For definitions, see page 20.
2) Before dilution, based on an average number of shares after buy-backs, see page 18.

Number of shares

				Shares held
	Outstanding	Outstanding	Shares held by	by other
	A-shares	B-shares	Electrolux	shareholders

Number of shares as of January 1, 2006	9,502,275	299,418,033	15,821,239	293,099,069

Shares sold to senior managers under the stock option programs
First quarter			-2,490,825	2,490,825
Second quarter			-669,259	669,259
Third quarter			-862,394	862,394

Repurchase of shares
First quarter			—	—
Second quarter			6,000,000	-6,000,000
Third quarter			9,300,000	-9,300,000

Number of shares as of September 30, 2006	9,502,275	299,418,033	27,098,761	281,821,547

% of total number of shares			8.8%

Net sales by business area

			Nine	Nine
			months	months	Full year
SEKm	Q3 2006	Q3 2005	2006	2005	2005

Consumer Durables, Europe	11,226	11,206	31,561	31,253	43,755
Consumer Durables, North America	9,216	9,553	27,600	25,204	35,134
Consumer Durables, Latin America	1,913	1,381	5,379	4,002	5,819
Consumer Durables, Asia/Pacific	2,101	2,240	6,391	6,834	9,276
Professional Products	1,605	1,563	4,942	4,733	6,686
Other	26	8	89	24	31

Total	26,087	25,951	75,962	72,050	100,701

Operating income by business area

			Nine	Nine
			months	months	Full year
SEKm	Q3 2006	Q3 2005	2006	2005	2005

Consumer Durables, Europe	672	714	1,453	1,616	2,602
Margin, %	6.0	6.4	4.6	5.2	5.9
Consumer Durables, North America	333	290	929	808	1,444
Margin, %	3.6	3.0	3.4	3.2	4.1
Consumer Durables, Latin America	83	26	236	11	123
Margin, %	4.3	1.9	4.4	0.3	2.1
Consumer Durables, Asia/Pacific	58	0	65	-29	13
Margin, %	2.8	0.0	1.0	-0.4	0.1
Professional Products	127	117	353	305	463
Margin, %	7.9	7.5	7.1	6.4	6.9

Total business areas	1,273	1,147	3,036	2,711	4,645
Margin, %	4.9	4.4	4.0	3.8	4.6

Common Group costs, etc.	-137	-114	-456	-429	-621
Items affecting comparability	-451	-882	-578	-882	-2,980

Operating income	685	151	2,002	1,400	1,044

Change in net sales by business area

				Nine months
		Q3 2006	Nine	2006 in
		in comparable	months	comparable
Year-over-year, %	Q3 2006	currencies	2006	currencies

Consumer Durables, Europe	0.2	1.3	1.0	0.0
Consumer Durables, North America	-3.5	-0.3	9.5	6.4
Consumer Durables, Latin America	38.5	37.4	34.4	14.6
Consumer Durables, Asia/Pacific	-6.2	-1.2	-6.5	-7.3
Professional Products	2.7	4.0	4.4	3.5

Total	0.5	2.8	5.4	2.8

Change in operating income by business area

				Nine months
		Q3 2006		2006 in
		in comparable	Nine months	comparable
Year-over-year, %	Q3 2006	currencies	2006	currencies

Consumer Durables, Europe	-5.9	-4.0	-10.1	-14.5
Consumer Durables, North America	14.8	16.5	15.0	15.5
Consumer Durables, Latin America	219.2	155.6	N/A	N/A
Consumer Durables, Asia/Pacific	N/A	N/A	N/A	N/A
Professional Products	8.5	11.2	15.7	15.7

Total excluding items affecting comparability	10.0	11.4	13.1	11.3

Exchange rates in sek

	Nine	Nine
	months	months	Full year
	2006	2005	2005

USD, average	7.49	7.30	7.46
USD, end of period	7.32	7.75	7.95
EUR, average	9.31	9.21	9.28
EUR, end of period	9.27	9.32	9.40
GBP, average	13.58	13.43	13.54
GBP, end of period	13.68	13.67	13.69

Net sales and income per quarter

			Q1	Q2	Q3	Q4	Full year

Net sales, SEKm	2006		24,553	25,322	26,087
	2005		21,860	24,239	25,951	28,651	100,701

Operating income, SEKm	2006		455	862	685
	Margin, %		1.9	3.4	2.6
	2006	1)	600	844	1,136
	Margin, %		2.4	3.3	4.4
	2005		499	750	151	-356	1,044
	Margin, %		2.3	3.1	0.6	-1.2	1.0
	2005	1)	499	750	1,033	1,742	4,024
	Margin, %		2.3	3.1	4.0	6.1	4.0

Income after financial items, SEKm	2006		387	783	684
	Margin, %		1.6	3.1	2.6
	2006	1)	532	765	1,135
	Margin, %		2.2	3.0	4.4
	2005		436	610	-49	-503	494
	Margin, %		2.0	2.5	-0.2	-1.8	0.5
	2005	1)	436	610	873	1,595	3,514
	Margin, %		2.0	2.5	3.4	5.6	3.5

Income for the period, continuing operations, SEKm	2006		232	541	440
	2005		312	436	-263	-627	-142

Earnings per share, continuing operations, SEK 2)	2006		0.79	1.83	1.54
	2006	1)	1.28	1.85	2.81
	2005		1.07	1.50	-0.90	-2.16	-0.49
	2005	1)	1.07	1.50	2.04	4.58	9.19

Value creation, continuing operations, SEKm	2006		-23	256	565
	2005		-108	69	308	1,036	1,305

Income for the period, SEKm	2006		807	1,165	440
	2005		854	1,196	153	-440	1,763

Earnings per share, SEK 2)	2006		2.78	3.95	1.54
	2006	1)	3.27	3.97	2.81
	2005		2.93	4.11	0.53	-1.52	6.05
	2005	1)	2.93	4.11	3.56	5.22	15.82

1) Excluding items affecting comparability.
2) Before dilution, based on average number of shares after buy-backs.

Number of shares before dilution

Number of shares after buy-backs, million	2006		295.6	290.3	281.8
	2005		291.2	291.2	291.4	293.1	293.1
Average number of shares after buy-backs, million	2006		294.0	295.0	291.6
	2005		291.2	291.2	291.2	291.9	291.4

Items affecting comparability

Restructuring provisions, write-downs and capital	2006		-145	18	-451
loss on divestment, SEKm	2005		—	—	-882	-2,098	-2,980

Net sales by business area per quarter

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2006	9,999	10,336	11,226
	2005	9,931	10,116	11,206	12,502	43,755

Consumer Durables, North America	2006	9,097	9,287	9,216
	2005	7,173	8,478	9,553	9,930	35,134

Consumer Durables, Latin America	2006	1,769	1,697	1,913
	2005	1,198	1,423	1,381	1,817	5,819

Consumer Durables, Asia/Pacific	2006	2,094	2,196	2,101
	2005	2,119	2,475	2,240	2,442	9,276

Professional Products	2006	1,588	1,749	1,605
	2005	1,431	1,739	1,563	1,953	6,686

Operating income by business area per quarter

SEKm		Q1	Q2	Q3	Q4	Full year

Consumer Durables, Europe	2006	405	376	672
	Margin, %	4.1	3.6	6.0
	2005	416	486	714	986	2,602
	Margin, %	4.2	4.8	6.4	7.9	5.9

Consumer Durables, North America	2006	213	383	333
	Margin, %	2.3	4.1	3.6
	2005	168	350	290	636	1,444
	Margin, %	2.3	4.1	3.0	6.4	4.1

Consumer Durables, Latin America	2006	77	76	83
	Margin, %	4.4	4.5	4.3
	2005	-4	-11	26	112	123
	Margin, %	-0.3	-0.8	1.9	6.2	2.1

Consumer Durables, Asia/Pacific	2006	-47	54	58
	Margin, %	-2.2	2.5	2.8
	2005	-13	-16	0	42	13
	Margin, %	-0.6	-0.6	0.0	1.7	0.1

Professional Products	2006	83	143	127
	Margin, %	5.2	8.2	7.9
	2005	51	137	117	158	463
	Margin, %	3.6	7.9	7.5	8.1	6.9

Common Group costs, etc.	2006	-131	-188	-137
	2005	-119	-196	-114	-192	-621

Items affecting comparability	2006	-145	18	-451
	2005	0	0	-882	-2,098	-2,980

Five-year review

	Pro forma
	2005 1)	2005	2004 2)	2003 3)	2002 3)	2001 3)

Net sales, SEKm	100,701	129,469	120,651	124,077	133,150	135,803
Operating income, SEKm	945	3,942	4,807	7,175	7,731	6,281
Margin, %	0.9	3.0	4.0	5.8	5.8	4.6
Margin, excluding items affecting comparability, %	3.9	5.4	5.6	6.2	6.1	4.7

Income after financial items, SEKm	697	3,215	4,452	7,006	7,545	5,215
Margin, %	0.7	2.5	3.7	5.6	5.7	3.8
Margin, excluding items affecting comparability, %	3.7	4.8	5.3	6.0	6.0	3.9

Income for the period, SEKm	-217	1,763	3,259	4,778	5,095	3,870
Earnings per share, SEK	-0.74	6.05	10.92	15.25	15.58	11.35
Average number of shares after buy-backs, million	291.4	291.4	298.3	313.3	327.1	340.1
Dividend, SEK	7.50	7.50	7.00	6.50	6.00	4.50

Value creation, SEKm	—	2,913	3,054	3,449	3,461	262
Return on equity, %	—	7.0	13.1	17.3	17.2	13.2
Return on net assets, %	—	13.0	17.5	23.9	22.1	15.0
Net debt/equity ratio	—	0.11	0.05	0.00	0.05	0.37
Capital expenditure, SEKm	—	4,765	4,515	3,463	3,335	4,195
Average number of employees	—	69,523	72,382	77,140	81,971	87,139

1)	Pro forma figures excluding the distributed Outdoor Products operations were presented in a press release of April 6, 2006 “Proposal on distribution of shares in Husqvarna AB to AB Electrolux shareholders”. The press release can be found on www.electrolux.com website.

2)	Restated to comply with IFRS, except for IAS 39. If IAS 39 had been applied in 2004, the volatility in income, net borrowings and equity would most probably have been higher.

3)	Comparative figures for the years 2001-2003 have not been restated to comply with IFRS. A restatement of those years would follow the same pattern as the restatement of 2004, i.e., the effects on income and equity would be limited.
Definitions

Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability: [(Net sales - operating costs = operating income) - (WACC x average net assets)]. The WACC for 2006 is 11% before tax. For 2005 and 2004 the WACC was 12%. For 2003 and 2002 the WACC was 13% and for 2001 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

Discontinued operations
The Outdoor Products operations of the Group were distributed to shareholders in June, 2006 under the name of Husqvarna AB. The Outdoor Products operations were transferred to Husqvarna AB at book values.
In accordance with IFRS 5, “Non-current Assets held for sale and Discontinued Operations”, the net results for the distributed Outdoor Products operations are reported in the Group’s income statement under the item “Income for the period from discontinued operations”. This means that the figures for the former Outdoor Products operations are excluded from the sales and expenses reported in the income statement for the current period and for corresponding periods in 2005. Similarly, Outdoor Products operations are reported in the cash-flow statement under “Cash flow from discontinued operations”. The adjustments have been made on the basis of the actual reporting for the operations within the Outdoor Products operations. In addition, a representative share of common Group costs has been allocated. Adjustments have also been made for historical financing and tax charges for the Outdoor Products operations.
The balance sheet as of September 30, 2006 does not include Outdoor Products operations. Comparative periods in 2005 comprise the original figures, including the Outdoor Products operations.

Telephone conference and presentation
A presentation and a telephone conference will be held at 15.00 CET on October 25, 2006, at the Electrolux head office at S:t Göransgatan 143 in Stockholm. The presentation will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.
A slide presentation for the third quarter will be available on the Electrolux website www.electrolux.com/ir
Financial Reports in 2007

Consolidated Results 2006	February 14
Annual General Meeting	April 16
Interim Report January — March	April 26
Interim Report April — June	July 17
Interim Report July — September	October 22
For more information
Peter Nyquist, Vice President, Investor Relations and Financial Information: +46 8 738 60 03 Financial information from Electrolux is also available at www.electrolux.com/ir
Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.